Exhibit   I
Description
Letter addressed to New York Stock Exchange dated 17th April, 2006 intimating
(a)	the Audited Financial results of the Bank for the year ended 31st March, 2006, segment reporting, summarised Balance Sheet as on 31st March, 2006 and the press release in respect thereof and
(b)	recommendation of dividend (INR) 5.50 per Indian equity share (i.e. 55%) approved at the Board Meeting held on 17th April, 2006
17th April, 2006

To,

New York Stock Exchange
New York
USA
Dear Sir,
We attach herewith the Audited Financial Results for the year ended 31st March, 2006, segment reporting, summarized Balance Sheet as on 31st March, 2006 and the press release.
We are also pleased to inform that the Board of Directors have recommended dividend of ( INR ) 5.50 per Indian equity share of Rs.10/- each (i.e. 55%) for the year ended 31st March, 2006.
This is for your information and records.
Thanking you,
Yours faithfully,
For HDFC Bank Limited
Sanjay Dongre
Vice President (Legal) &
Company Secretary

FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2006

					(Rs. in lacs)
	Particulars	Quarter ended	Quarter ended	Year ended	Year ended
		31-3-2006	31-3-2005	31-3-2006	31-3-2005
		(unaudited)	(unaudited)	(audited)	(audited)
1	Interest Earned (a) + (b) + (c) + (d)	137850	86721	447534	309349
a	Interest / discount on advances / bills	82266	48800	270020	166370
b	Income on investments	51260	34901	163166	131149
c	Interest on balances with Reserve Bank of India and other inter bank funds	4294	3020	14255	11809
d	Others	30	—	93	21
2	Other Income	30415	22006	112398	65134
A	Total Income (1+2)	168265	108727	559932	374483
3	Interest Expended	63909	35363	192950	131556
4	Operating Expenses (e) + (f)	48232	32870	169109	108540
e	Payment to and provision for employees	13756	8393	48682	27667
f	Other operating expenses	34476	24477	120427	80873
B	Total Expenditure (3) + (4) (excluding provisions & contingencies)	112141	68233	362059	240096
C	Operating Profit (A-B) (Profit before provisions and contingencies)	56124	40494	197873	134387
D	Other Provisions and Contingencies	18160	10707	72522	36493
E	Provision for Taxes	11643	9550	38273	31338
F	Net Profit (C-D-E)	26321	20237	87078	66556
5	Paid up equity share capital (face value Rs. 10 each)	31314	30988	31314	30988
6	Reserves excluding revaluation reserve			498639	420997
7	Analytical Ratios:
A	Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
B	Capital adequacy ratio	11.4%	12.2%	11.4%	12.2%
C	Earnings per share (face value Rs. 10/- each)
	Basic	8.4	6.7	27.9	22.9
	Diluted	7.9	6.3	26.3	21.6
8	Aggregate of Non-promoter shareholding
	—No. of shares	244281408	241014308	244281408	241014308
	—Percentage of shareholding	78.0%	77.8%	78.0%	77.8%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank is as under:

(Rs. in lacs)
	Quarter ended	Quarter ended	Year ended	Year ended
	31-3-2006	31-3-2005	31-3-2006	31-3-2005
Particulars	(unaudited)	(unaudited)	(audited)	(audited)
1. Segment Revenue
a) Retail Banking	159279	105132	517384	353627
b) Wholesale Banking	86140	51647	285338	205635
c) Treasury	24845	10068	77389	28689
Total	270264	166847	880111	587951
Less: Inter Segment Revenue	101999	58120	320179	213468
Income from Operations	168265	108727	559932	374483
2. Segment Results
a) Retail Banking	31921	15898	70167	52064
b) Wholesale Banking	5147	15155	53787	53936
c) Treasury	896	(1266)	1397	(8106)
Total Profit Before Tax	37964	29787	125351	97894
3. Capital Employed
(Segment Assets-Segment Liabilities)
a) Retail Banking	(1316)	(289153)	(1316)	(289153)
b) Wholesale Banking	207260	1002995	207260	1002995
c) Treasury	302572	(269913)	302572	(269913)
d) Unallocated	21437	8056	21437	8056
Total	529953	451985	529953	451985
Note on segment information
The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the Institute of Chartered Accountants of India (ICAI).
The Bank operates in three segments: retail banking, wholesale banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems.

NOTES:
1.	The above results have been approved by the Board at its meeting held on April 17, 2006.
2.	The Board of Directors at their meeting proposed a dividend of Rs. 5.5 per share, subject to the approval of the members at the ensuing Annual General Meeting. Dividend paid will be tax free in the hands of the shareholders.
3.	During the quarter and the year ended March 31, 2006, the Bank allotted 961,100 shares and 3,267,100 shares respectively pursuant to the exercise of stock options by certain employees.
4.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.
5.	Provision for Taxes includes Rs. 200 lacs and Rs. 1,100 lacs towards provision for Fringe Benefit Tax (FBT) for the quarter and the year ended March 31, 2006, respectively.
6.	Operating expense includes Rs. 7,049 lacs and Rs. 23,112 lacs towards professional fees and Rs. 5,381 lacs and Rs. 17,859 lacs for depreciation on bank’s property for the quarter and the year ended March 31, 2006, respectively.
7.	On September 28, 2005, the Bank increased its investment in HDFC Securities Limited from 29.5% to 55%. Consequently, HDFC Securities Limited has become a subsidiary company of the Bank since that date.
8.	During the quarter and year ended March 31, 2006, the Bank raised Rs. 788 crores and Rs. 1202 crores respectively, as unsecured subordinated bonds qualifying as Tier II capital.
9.	As on March 31, 2006, the total number of branches (including extension counters) and the ATM network stood at 535 branches and 1323 ATMs respectively.
10.	During the fiscal year 2005-06 the RBI issued guidelines on securitization transactions vide its circular dated February 1, 2006 under reference no. DBOD No.BP.BC.60/21.04.048/2005-06. Pursuant to these guidelines, the Bank amortizes any profit/premium arising on account of sale of receivables over the life of the securities sold out while any loss arising on account of sale of receivables is recognized in the profit/loss account for the period in which the sale occurs. Prior to the issuance of the said guidelines (i.e. in respect of sell-off transactions undertaken until January 31, 2006), any gain or loss from the sale of receivables was recognised in the period in which the sale occurred.
11.	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended March 31, 2006:
Opening: nil; Additions: 48; Disposals: 48; Closing: nil.
12.	Previous period figures have been regrouped/reclassified wherever necessary to conform to current period’s classification.
13.	Rs. 10 lacs = Rs. 1 million
Rs. 10 million = Rs. 1 crore

Place : Mumbai Date : April 17, 2006	Aditya Puri Managing Director

		(Rs. in lacs)
Summarised Balance Sheet	As at 31-03-2006	As at 31-03-2005
CAPITAL AND LIABILITIES
Capital	31314	30988
Reserves and Surplus	498639	420997
Employees’ Stock Options (Grants) Outstanding	7	43
Deposits	5579682	3635425
Borrowings	285848	479001
Subordinated debt	170200	50000
Other Liabilities and Provisions	784949	526446

Total	7350639	5142900

ASSETS
Cash and balances with The Reserve Bank of India	330661	265013
Balances with Banks and Money at Call and Short notice	361239	182387
Investments	2839396	1934981
Advances	3506126	2556630
Fixed Assets	85508	70832
Other Assets	227709	133057

Total	7350639	5142900

UNAUDITED CONSOLIDATED FINANCIAL RESULTS OF HDFC BANK AND ITS SUBSIDIARY FOR THE PERIOD ENDED MARCH 31, 2006

		(Rs. in lacs)
	Particulars	Period ended 31-3-2006
1	Interest Earned (a) + (b) + (c) + (d)	447589
A	Interest / discount on advances / bills	270026
B	Income on investments	163166
C	Interest on balances with Reserve Bank of India and other inter bank funds	14255
D	Others	142
2	Other Income	115560
A	Total Income (1+2)	563149
3	Interest Expended	192918
4	Operating Expenses (e) + (f)	171479
E	Payment to and provision for employees	49408
F	Other operating expenses	122071
B	Total Expenditure (3) + (4) (excluding provisions & contingencies )	364397
C	Operating Profit (A-B) (Profit before provisions and contingencies)	198752
D	Other Provisions and Contingencies	72509
E	Provision for Taxes	38602
F	Share of minority shareholders	(253)
G	Earnings from associates	1121
H	Net Profit (C-D-E+F+G)	88509
5	Paid up equity share capital (face value Rs. 10)	31314
6	Reserves excluding revaluation reserve	501761
7	Analytical Ratios:
A	Earnings per share (face value Rs. 10/- each)
	Basic	28.4
	Diluted	26.8
NOTES:
1.	The results have been consolidated for HDFC Bank Ltd. and its subsidiary HDFC Securities Ltd.
2.	The above financial results are prepared in accordance with the principles and procedures for preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements (AS 21) and in the Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23) as prescribed by the Institute of Chartered Accountants of India. In terms of the transitional provisions under AS 21 the comparative figures for the previous period have not been presented.

Consolidated Segment information of HDFC Bank and its subsidiary in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank is as under:

(Rs. in lacs)
Particulars	Period ended 31-3-2006
1. Segment Revenue
a) Retail Banking	520601
b) Wholesale Banking	285338
c) Treasury	77389
Total	883328
Less: Inter Segment Revenue	320179
Income from Operations	563149
2. Segment Results
a) Retail Banking	71927
b) Wholesale Banking	53787
c) Treasury	1397
Total Profit Before Tax	127111
3. Capital Employed
(Segment Assets-Segment Liabilities)
a) Retail Banking	1806
b) Wholesale Banking	207260
c) Treasury	302572
d) Unallocated	21437
Total	533075
Note on segment information
The Group operates in three segments: retail banking, wholesale banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems. Net revenue of HDFC Securities Limited has been classified under retail segment.

Place : Mumbai Date : April 17, 2006	Aditya Puri Managing Director

NEWS RELEASE
HDFC BANK LIMITED FINANCIAL RESULTS
FOR THE YEAR ENDED MARCH 31, 2006
The Board of Directors of HDFC Bank Limited approved the annual audited (Indian GAAP) accounts for the year ended March 31, 2006 at their meeting held in Mumbai on Monday, April 17, 2006.
Financial Results:
Profit & Loss Account : Quarter ended March 31, 2006
For the quarter ended March 31, 2006, the Bank earned total income of Rs. 1,682.7 crores as against Rs. 1,087.3 crores in the corresponding quarter ended March 31, 2005. Net revenues (net interest income plus other income) were Rs. 1,043.6 crores for the quarter ended March 31, 2006, an increase of 42.2% over Rs. 733.6 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs) increased from Rs 867.2 crores in the quarter ended March 31, 2005 to Rs. 1,378.5 crores in the quarter ended March 31, 2006. Net interest income (interest earned less interest expended) for the quarter ended March 31, 2006 increased by 44.0% to Rs. 739.4 crores, driven by average asset growth of 47.6% and a net interest margin of just over 4%.
Other income for the quarter ended March 31, 2006 was up by 38.2% to Rs. 304.2 crores, consisting primarily of fees & commissions of Rs. 336.7 crores, foreign exchange & derivatives revenues of Rs. 46.3 crores, and profit/(loss) on sale & revaluation of investments of Rs. (86.8) crores as against Rs. 176.8 crores, Rs 25.5 crores and Rs. 20.5 crores respectively for the quarter ended March 31, 2005. Losses on sale & revaluation of investments during the quarter were primarily on non-SLR investments, due to the sharp increase in short term yields in the debt market in March 2006. Operating expenses for the quarter at Rs. 482.3 crores, were 46.2% of net revenues. Provisions and contingencies for the quarter were Rs. 181.6 crores (against Rs. 107.1 crores for the corresponding quarter ended March 31, 2005), and primarily comprised general & specific loan loss provisions of Rs. 110.3 crores and amortisation of premia (for investments in the Held to Maturity category) of Rs. 71.7 crores as against Rs. 55.1 crores and Rs. 59.6 crores respectively for the corresponding quarter ended March 31, 2005. After providing Rs. 116.4 crores for taxation, the Bank earned a Net Profit of Rs. 263.2 crores, a 30.1% increase over the quarter ended March 31, 2005.
Profit & Loss Account : Year ended March 31, 2006
For the year ended March 31, 2006, the Bank earned total income of Rs. 5,599.3 crores as against Rs. 3,744.8 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the year ended March 31, 2006 were Rs. 3,669.8 crores, up 51.1% over Rs. 2,429.3 crores for the year ended March 31, 2005. Net Profit for year ended March 31, 2006 was Rs. 870.8 crores, up 30.8%, over the corresponding year ended March 31, 2005.
Balance Sheet: As of March 31, 2006
During 2005-06, the Bank’s total balance sheet size increased by 42.9% to Rs. 73,506.4 crores. Total Deposits increased by 53.5% from Rs. 36,354.3 crores (as of March 31, 2005) to Rs. 55,796.8 crores (as of March 31, 2006). Savings account deposits at Rs. 16,185.8 crores and current account deposits at Rs. 14,752.5 crores, together accounted for approximately 55.4% of total deposits as of March 31, 2006. During 2005-06, gross advances grew by 48.1% to Rs. 38,412.6 crores. This was driven by a growth of 79.7% in retail advances to Rs. 21,231.1 crores, and an increase of 21.7% in wholesale advances to Rs. 17,181.5 crores. One of the reasons for the high growth rate in retail loans was that the quantum of retail loans securitised (sold) during the year was less than half of the Rs.4,800 crores sold during the previous year. The bank’s core customer assets (advances plus credit substitutes like commercial paper, corporate bonds etc.) increased by 44.9% to Rs. 38,992.4 crores in March 2006. In addition, the bank held Rs. 4,457.1 crores of investments in mortgage backed and asset backed securities where the underlying assets were primarily home loan and commercial vehicle/car loans receivables. Total customer assets (including securitisation investments) were therefore Rs. 43,449.5 crores as of March 31, 2006.
Dividend:
The Board of Directors recommended an enhanced dividend of 55% for the year ended March 31, 2006, as against 45% for the previous year (which included a special one-time dividend of 5% on the occasion of the Bank completing 10 years of operations). This would be subject to approval by the shareholders at the next annual general meeting.

Capital Adequacy:
The Bank’s total Capital Adequacy Ratio (CAR) as at March 31, 2006 stood at 11.4% as against the regulatory minimum of 9.0%. Tier-I CAR was 8.6%.
During 2005-06, the Bank raised Rs 1,202 crores of Tier-II capital in the form of unsecured, subordinated bonds.
Business Update:
The bank’s total customer base increased from 68.1 lacs in March 2005 to 96.0 lacs in March 2006. The distribution network was expanded with the number of branches (including extension counters) increasing from 467 (in 211 cities) to 535 (in 228 cities) and the number of ATMs from 1,147 to 1,323 . The bank’s focus on semi-urban and underbanked markets continued, with about 54% of the bank’s branches now outside the top 9 cities. The bank also extends more than half its retail loans in these non-metro markets. During the year ended March 31, 2006, the bank consolidated its position as one of the leading players in various retail loan products and as a leading distributor of third party products like mutual funds and insurance.
During FY 2005-06 the bank achieved healthy growth in its agriculture financing, micro-finance and SME financing activities. With products including the Kisan Gold Card, rural supply chain initiatives and commodity finance covering the entire agriculture financing cycle, the bank’s agriculture lending increased by over 60% during the year. The bank now has four business groups catering to various small and medium (SME) customers — extending a wide range of banking services including cash management services, foreign exchange products and electronic banking. During the year, the bank’s corporate banking, financial institutions and treasury businesses also continued to expand in terms of number of customer relationships, product penetration and revenues.
Portfolio quality as of March 31, 2006 remained healthy with gross non-performing assets at 1.2% and net non-performing assets at 0.4% of customer assets. The Bank’s provisioning policies in both specific and general loan loss provisions were higher than regulatory requirements.
Note: (i) Rs. = Indian Rupees
(ii) 1 crore = 10 million

(iii) All figures and ratios are in accordance with Indian GAAP
Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, cash flow projections and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.
In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions in India and the other countries which have an impact on our business activities or investments; the monetary and interest rate policies of the government of India; inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.